UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-43484

GOWell Energy Technology

(Translation of registrant’s name into English)

1 BULIM LANE 2 #04-51/54

648110 Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 11, 2026, GOWell Energy Technology (Nasdaq: GOW) (the “Company”) issued a press release (the “Press Release”) announcing that its Singapore operating subsidiary, GOWell Technology Singapore Pte. Ltd., has completed the acquisition of Well-Sense Holdings Ltd., a provider of distributed fiber optic sensing and well integrity diagnostic technologies based in Aberdeen, Scotland. A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	GOWell Energy Technology press release, dated November 11, 2026

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026	GOWell Energy Technology

	By:	/s/ Guillaume Borrel
		Name:	Guillaume Borrel
		Title:	Chief Executive Officer

2